Filed by AMB Property Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No.: 1-12846
The below key messages are to guide you through staff discussions about the announcement.
As a reminder, per our global media policy, if you receive any inquiries from the media, you should not discuss the transaction but immediately forward the request Tracy or Jon Boilard.
Key Messages
•	Today we are announcing a merger with AMB to form a new ProLogis that will be the leading global provider of industrial and logistics real estate with approximately 600 million square feet (55.7 million square meters) in 22 countries. The new ProLogis will have combined assets under management of $46 billion and a total market capitalization in excess of $24 billion.
•	This is a merger of equals, and we believe ProLogis is a great fit with our company, as we have a similar focus on operational excellence. We will take the strengths and best practices from both companies as we bring together the new company.
•	Both Walt Rakowich and Hamid Moghadam will lead the new ProLogis in a co-CEO structure through December 31, 2012. Walt will lead the integration of the real estate portfolios and operations until December 31, 2012, at which point he will retire. Hamid will then become the sole CEO & Chairman of the new company.
•	Bill Sullivan will be CFO until December 31, 2012, at which point he will retire. Tom Olinger will serve as the chief integration officer during this period and then will become CFO of the new ProLogis following Bill’s retirement.
•	Following the close of the transaction, the new ProLogis headquarters will be located in San Francisco and its operations headquarters will be located in Denver.
•	This transaction is expected to close during the second quarter of 2011.